Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

December 2, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust
Form 10‑Q for the Quarter Ended September 30, 2013 File No. 001-11954

Dear Mr. Gordon:

         Please find herein our response to your letter, dated November 18, 2013, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen W. Theriot, Chief Financial Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filing with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-Q for the quarter ended September 30, 2013

LNR Property LLC (“LNR”), page 14

  Please tell us how you determined it was appropriate to limit your equity pick up from your LNR investment in the quarter ended March 31, 2013, and not to record your equity pickup from this investment in the quarter ended June 30, 2013.  Refer to the accounting literature you relied upon in coming to this conclusion.  In your response, please also provide us with the financial information you obtained from LNR for the quarters ended September 30, 2012, December 31, 2012, March 31, 2013 and for the period from April 1 until the sale of the investment.

 Response:

On January 23, 2013, we and the other equity investors in LNR entered into an agreement (the “Unit Purchase Agreement”) to sell LNR to Starwood Property Trust and Starwood Capital Group (“Starwood”).  The sale closed on April 19, 2013, prior to the May 6, 2013 filing of our quarterly report on Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q).  We accounted for our investment in LNR under the equity method and recorded our share of LNR’s earnings on a one-quarter lag basis.  As we disclosed on page 14 of the Form 10-Q, our share of proceeds from the sale of our investment in LNR was $241,000,000.  Accordingly, our share of LNR’s fourth quarter 2012 earnings, which we recognized in our first quarter ended March 31, 2013, was limited such that the carrying amount of our investment in LNR was equal to our $241,000,000 share of the sale proceeds.  Below is a table summarizing the financial information we received from LNR for the periods from July 1, 2012 through April 19, 2013, and our 26.17% share of LNR’s earnings.

	LNR Net Income	Our 26.17% share
July 1 – September 30, 2012	$102,969,000	$26,951,000
October 1 – December 31, 2012	$175,603,000	$45,962,000*
January 1- March 31, 2013	**	**
April 1 – April 19, 2013	**	**

_______________________________

*   Of which $18,731,000 was recognized in our first quarter ended March 31, 2013 and $27,231,000 was not recognized in earnings.  The March 31, 2013 carrying amount of the investment in LNR was equal to the $241,000,000 share of sale proceeds to be received; therefore, we believed that it would not have been appropriate to record any further earnings attributable to LNR.

** We did not receive financial information from LNR for the quarter ended March 31, 2013, or for the period from April 1 through April 19, 2013.  We also did not receive any dividends or distributions from LNR from January 1 through January 22, 2013 and were prohibited from receiving any dividends or distributions from LNR subsequent thereto pursuant to the Unit Purchase Agreement.

Our conclusion to limit our share of LNR’s fourth quarter earnings such that the carrying amount of the investment did not exceed our $241,000,000 share of the sales proceeds was based on the Unit Purchase Agreement, which was entered into on January 23, 2013, and resulted in the loss of significant influence, as defined in ASC 323-10 Investments – Equity Method and Joint Ventures, over LNR’s operating and financial policies.  Pursuant to Section 6.1, Interim Operations, of the Unit Purchase Agreement (Exhibit 2.1 to Starwood’s current report on Form 8-K dated January 24, 2013), the existing equity holders had effectively given control of LNR to Starwood as of January 23, 2013 and were contractually obligated to maintain “ordinary course” operations during the pendency of the sale, and pursuant to Section 6.18 of the Unit Purchase Agreement, were prohibited from receiving any dividends or distributions from LNR (other than from certain sale proceeds).

Although our loss of significant influence over LNR did not occur until January 23, 2013, we did not recognize the portion of earnings ($27,231,000) related to the fourth quarter of 2012 that would have increased the carrying amount of our investment in LNR above our $241,000,000 share of the sale proceeds, which would have required us to immediately conclude that such additional income was not collectible and, accordingly, require an offsetting impairment charge for the same amount.  This treatment would have resulted in the same income recognition in our consolidated statement of income as our share of income from LNR and the offsetting impairment charge would have been presented net, on one-line in “income from partially owned entities” in our consolidated statement of income.  We believed that in addition to not being material or meaningful to our shareholders, the additional disclosures surrounding this treatment would have been confusing given that the sale of LNR had been completed and we no longer had any continuing involvement or investment in LNR.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Stephen W. Theriot, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric McPhee (Division of Corporation Finance) Edward R. Morrissey (Deloitte & Touche LLP) Steven Roth Joseph Macnow Stephen W. Theriot (Vornado Realty Trust)

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